SONASOFT CORP.
2150 Trade Zone Blvd, Suite 203,
San Jose, CA 95131
(408) 927-6200

August 30, 2012

VIA EDGAR
Allicia Lam
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

> Re: **Sonasoft Corp**
> **Form 1-A**
> **Filed August 13, 2012**
> **File No. 024-10327**

Dear Ms. Lam:

We hereby submit the responses of Sonasoft Corp (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated August 17, 2012, to Nand Khanna, of the Company in regard to the above-referenced Regulation A Offering Statement on Form 1-A filed on August 13, 2012 ("Form 1-A").

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 1 to the Form 1-A ("Form 1-A Amendment No. 1"), filed with the Securities and Exchange Commission on and about August 29, 2012. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.   *Your financial statements do not meet the requirements under Part F/S of Regulation A. In this regard, considering your financial statements should be prepared in accordance with generally accepted accounting principles in the United States, you should include footnote disclosures as required by ASC 235. In addition, you should include footnote disclosures as required by other specific U.S. GAAP Standards, as applicable (i.e. ASC 840-10-50, ASC 718-10-50, etc.) Please update your disclosures accordingly.*

    Response: We have included the footnote disclosures that meet the requirements to our belief.

Sincerely,



Nand Khanna
Chief Executive Officer